Exhibit 99.7

Notification of dividend / distribution

Notification of dividend / distribution

Announcement Summary

Entity name

JAMES HARDIE INDUSTRIES PLC

Security on which the Distribution will be paid

JHX - CHESS DEPOSITARY INTERESTS 1:1

Announcement Type

New announcement

Date of this announcement

Thursday November 17, 2016

Distribution Amount

USD 0.10000000

Ex Date

Tuesday December 20, 2016

Record Date

Wednesday December 21, 2016

Payment Date

Friday February 24, 2017

Refer to below for full details of the announcement

Announcement Details

Part 1 - Entity and announcement details

1.1 Name of +Entity

JAMES HARDIE INDUSTRIES PLC

Registration Number
1.2 Registered Number Type	097829895
ARBN

1.3 ASX issuer code

JHX

1.4 The announcement is

New announcement

1.5 Date of this announcement

Thursday November 17, 2016

1.6 ASX +Security Code

JHX

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Notification of dividend / distribution

ASX +Security Description

CHESS DEPOSITARY INTERESTS 1:1

Part 2A - All dividends/distributions basic details

2A.1 Type of dividend/distribution

Ordinary

2A.2 The Dividend/distribution:

relates to a period of six months

2A.3 The dividend/distribution relates to the financial reporting or payment period ending ended/ending (date)

Friday September 30, 2016

2A.4 +Record Date

Wednesday December 21, 2016

2A.5 Ex Date

Tuesday December 20, 2016

2A.6 Payment Date

Friday February 24, 2017

2A.7 Are any of the below approvals required for the dividend/distribution before business day 0 of the timetable?

●	Security holder approval

●	Court approval

●	Lodgement of court order with +ASIC

●	ACCC approval

●	FIRB approval

●	Another approval/condition external to the entity required before business day 0 of the timetable for the dividend/distribution.

No

2A.8 Currency in which the dividend/distribution is made (“primary currency”)

USD - US Dollar

2A.9 Total dividend/distribution payment amount

per +security (in primary currency) for all

dividends/distributions notified in this form

USD 0.10000000

2A.9a AUD equivalent to total

dividend/distribution amount per +security

2A.9b If AUD equivalent not known, date for information to be released Thursday December 22, 2016	Estimated or Actual? Actual

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Notification of dividend / distribution

2A.10 Does the entity have arrangements relating to the currency in which the dividend/distribution is paid to securityholders that it wishes to disclose to the market?

Yes

2A.11 Does the entity have a securities plan for dividends/distributions on this +security?

We do not have a securities plan for dividends/distributions on this security

2A.12 Does the +entity have tax component information apart from franking?

No

2A.13 Withholding tax rate applicable to the dividend/distribution

20.000000

Part 2B - Currency Information

2B.1 Does the entity default to payment in certain currencies dependent upon certain attributes such as the banking instruction or registered address of the +securityholder? (For example NZD to residents of New Zealand and/or USD to residents of the U.S.A.).

No

2B.2 Please provide a description of your currency arrangements

The dividend is payable in Australian currency unless the securityholder elects otherwise.

Part 3A - Ordinary dividend/distribution

3A.1 Is the ordinary dividend/distribution	3A.1a Ordinary dividend/distribution estimated
estimated at this time?	amount per +security

No	USD

3A.1b Ordinary Dividend/distribution amount per security

USD 0.10000000

3A.2 Is the ordinary dividend/distribution franked?

No

3A.3 Percentage of ordinary dividend/distribution that is franked

0.0000%

3A.4 Ordinary dividend/distribution franked amount per +security	3A.5 Percentage amount of dividend which is unfranked

USD 0.00000000	100.0000%

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Notification of dividend / distribution

3A.6 Ordinary dividend/distribution unfranked amount per +security excluding conduit foreign income amount USD 0.10000000

Part 5 - Further information

5.1 Please provide any further information applicable to this dividend/distribution

5.2 Additional information for inclusion in the Announcement Summary

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